POWERSHARES DB G10 CURRENCY HARVEST FUND

C/O INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

3500 LACEY ROAD, SUITE 700

DOWNERS GROVE, ILLINOIS 60515

November 23, 2016

Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PowerShares DB G10 Currency Harvest Fund (the “Company”)
Registration Statement on Form S-1 (File Nos. 333-214239)

Dear Mr. Kluck:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on or about November 29, 2016, or as soon thereafter as reasonably practicable.

Very truly yours,

POWERSHARES DB G10 CURRENCY HARVEST FUND

By:	Invesco PowerShares Capital Management LLC, its Managing Owner

By:	/s/Anna Paglia
Name: Anna Paglia
Title: Head of Legal